20549-0408

								March 29, 200



James R. Martin
President
MVB Financial Corp.
301 Virginia Avenue
Fairmont, West Virginia  26554-2777

Re: MVB Financial Corp.
       Form SB-2, amendment number 2, filed March 18, 2005
       File No. 333-120931

Dear Mr. Martin:

      We have examined the above referenced filing and the 1934 Act filings of your company and have the following comments. Where indicated, we think you should revise these filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form SB-2/A

Management`s Discussion And Analysis Of Financial Condition And
Results Of Operations - page 12

1. Move your Item 304 disclosures to Item 23. Changes In and
Disagreements with Accountants on Accounting and Financial
Disclosure.

* State December 22, 2004 as the date that Conley CPA Group, PLLC resigned and in consultation with MVB Financial`s audit committee, who approved such resignation, declined to stand for re-election;

* State that the independent auditor`s report on the financial statements for the years 2002 and 2003 were not qualified or modified as to uncertainty, audit scope or accounting principles;

* State that during the company`s two most recent fiscal years up to
December 22, 2004 there were no disagreements with Conley CPA
Group
PLLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Provide all the Item 304 disclosures regarding the appointment of Brown Edwards & Company, LLP as the company`s new external auditor.
In addition, file the required letters from the former accountants and new accountants as exhibits to the amended Form SB-2.

Investment Securities - page 20

2. Revise the first sentence of the discussion to reference the investment securities total of $24.6 million at December 31, 2003.

3. Delete the last sentence of the second paragraph of the discussion regarding unrealized depreciation.

Allowance For Loan Losses - page 23

4. Revise the provision in the allowance for loan loss table to be $269 thousand.





Capital /Stockholders Equity - page 24

5. Revise the second to last sentence of the discussion to refer to a well capitalized standard of 5%.

Liquidity - page 26

6. Revise to refer to outflows from investing activity of $11.8 million.

Report Of Independent Auditors - page F-3

7. File reaudited financial statements for the period ended
December
31, 2003. The new audit firm should meet the registration requirements of the PCAOB pursuant to Section 102 of the Sarbanes-Oxley Act of 2002.

Exhibit 23.1, 23.2 - Consents of Independent Auditors

8. File currently dated consents of the independent auditors in an amendment to the Form SB-2.


Forms 10-KSB and Forms 10-QSB Filings

9. File the Forms 10-KSB for the period ended December 31, 2003 and
December 31, 2004 and the March 31, 2004 and June 30, 2004 Form
10-
QSB filings pursuant to Regulation S-B.


Form 8-K Item 4.

10. We note your disclosures appearing in Form 8-Ks and Form SB-2s as well as additional comments we have included in this letter regarding your change in accountant from Conley CPA Group, PLLC to Brown, Edwards & Company, L.L.P. File an amended Form 8-K which addresses all the disclosure requirements of Item 304. In addition, file the required letters from the accountants as exhibits to the Form 8-K amendment.



      *  *  *  *  *




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on accounting matters to Chris Harley
202-
942-1926 or to John P. Nolan, Accounting Branch Chief, at 202-942-1783. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1874.


								Sincerely,



								Mark Webb

Legal Branch Chief


By fax: Elizabeth Lord
             Fax number 304-340-1080
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MVB Financial Corp.
page 4